Joseph A. Herz
Tel. (212) 801-6926
Fax (212) 801-6400
herzj@gtlaw.com
January 22, 2016

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Ms. Sandra Hunter

Re:	NorthStar Real Estate Income II, Inc. Post-Effective Amendment No. 12 to the Registration Statement on Form S-11 (the “Amendment”) Filed January 11, 2016 File No. 333-185640
Dear Ms. Hunter:
On behalf of NorthStar Real Estate Income II, Inc., a Maryland corporation (the “Company”), we are submitting this letter in response to the oral comments received from the Staff (the “Staff”) of the Securities and Exchange Commission by telephone call on January 21, 2016 in connection with the above-referenced filing.
For the Staff’s convenience, the oral comments have been transcribed below, followed by the Company’s responses.

1.
In future filings where you disclose an estimated value per share, please discuss the relationship between the aggregate purchase price of your CRE properties (as adjusted for related capital expenditures) and the estimated value assigned to your CRE properties, as well as the relationship between the aggregate principal amount of your CRE debt investments (including future funding commitments) and the estimated value assigned to your CRE debt portfolio.

Response
The Company notes the Staff’s comment and advises the Staff that it will include the requested disclosure in its future filings that disclose the Company’s estimated value per share.

Securities and Exchange Commission
January 22, 2016

2.
We note that your sensitivity analysis on page S-5 presents the impact on the estimated value per share resulting from variations to each key assumption on an aggregated basis. Please tell us how you considered disclosing the impact on the estimated value per share of variation to each key assumption in isolation, and assuming all other factors remain unchanged from your estimated value per share, or please explain to us why such disclosure would not be useful to investors.

Response
The Company notes the Staff’s comment and advises the Staff that in preparing the sensitivity analysis disclosure, the Company considered a number of factors including, among other things: (1) the composition of the Company’s investment portfolio, which includes a variety of asset classes; (2) the usefulness to investors of disclosing the full extent of the upside and downside valuation scenarios given the degree to which positive or negative value fluctuations may be correlated across these asset classes; (3) the usefulness to investors and clarity of presenting the impact of variations on an aggregate basis as opposed to alternative disclosure formats; and (4) similar disclosures by other non-traded REITs, including as part of related, publicly available correspondence with the Staff. Based on its review of the foregoing and other factors, the Company believes that the sensitivity analysis disclosure in the Amendment is useful to investors, particularly because changes to capitalization rates and discount rates for the commercial real estate industry are likely to be correlated, and therefore, the Company believes that presenting variations to key assumptions on the portfolio as a whole most clearly presents the potential impact to the estimated per share valuation. Further, due to the composition of the Company’s portfolio (consisting of multiple asset classes), the Company believes its presentation of the sensitivity analysis on an aggregate basis is more appropriate as showing the variations in assumptions in isolation would further complicate the analysis and make it more difficult for an investor to understand. If the Company were to present the sensitivity analysis on an itemized basis, the Company believes such presentation would inadequately capture the full extent of the Company’s per share valuation ranges, and therefore, not be useful to investors in their evaluation of the Company’s estimated per share valuation.

3.	In future filings, please revise to incorporate your most recent periodic report.
Response
The Company notes the Staff’s comment and advises the Staff that the Company’s periodic reports, including the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015, are disclosed in the Incorporation of Certain Documents by Reference section on page S-24 of Supplement No. 6, which is included as part of the Amendment.

Securities and Exchange Commission
January 22, 2016

4.	Please revise future filings to clarify your compensation tables and provide totals for all fees and expenses columns.
Response
The Company notes the Staff’s comment and advises the Staff that it will include the requested disclosure in its future filings.
***
If you should have any questions about this letter or require any further information, please call me at (212) 801-6926.

Sincerely,

/s/ Joseph A. Herz

Joseph A. Herz

cc:	Daniel R. Gilbert, NorthStar Real Estate Income II, Inc.
Frank V. Saracino, NorthStar Real Estate Income II, Inc.
Jenny B. Neslin, Esq., NorthStar Real Estate Income II, Inc.
Judith D. Fryer, Esq., Greenberg Traurig, LLP